SPI Energy Co., Ltd.
#1128, 11/F, No. 52 Hung To Road
Kwun Tong, Kowloon
Hong Kong SAR, China

October 29, 2021

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549
Attention: Eiko Yaoita Pyles

Re:	SPI Energy Co., Ltd. Form 20-F for the Fiscal Year Ended December 31, 2020 Filed April 29, 2021 File No. 001-37678

Dear Ms. Pyles:

We have set forth below responses to the comments of the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “SEC”) contained in its letter of September 22, 2021 with respect to the Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-37678) (the “20-F”) filed with the SEC on April 29, 2021 by SPI Energy Co., Ltd., a Cayman Islands company (the “Company”). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the 20-F (the “Amended 20-F”) filed with the SEC concurrently with the submission of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2020

Part 1 Item 3. Key Information, page 3

1.	On page 3, as an overview under Item 3. Key Information, revise to provide prominent disclosure about the legal and operational risks associated with being based in in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

RESPONSE: SPI Energy Co., Ltd (“SPI”) is a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, SPI conducts its operations through its operating subsidiaries domiciled in the United States, Japan, United Kingdom, Greece, Italy, Australia and Canada. While a Hong Kong address is listed as the principal executive offices of our holding company, SPI Energy Co., Ltd., substantially all members of SPI’s executive management team including its chief executive officer and its chief financial officer are based outside of the People’s Republic of China (“PRC” or “China”), and substantially all of SPI’s material business operations are outside of China. As such, we respectfully submit that SPI does not meet the definition of “China-based issuer” as set forth in CF Disclosure Guidance: Topic No.10 (“ Disclosure Considerations for China-Based Issuers")(November 23, 2020) which provides the Division of Corporation Finance’s views regarding certain disclosure considerations for companies based in or with the majority of their operations in PRC and therefore, we do not believe the disclosure requirements related to such China-based issuers are applicable to SPI.

2.	On page 3, as an overview under Item 3. Key Information, revise to clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

October 29, 2021

RESPONSE: We respectfully advise the Staff that the disclosure on page 3 of the Amended 20-F has been revised to address this comment.

Risk Factors, page 5

3.	On page 3 and as separate risk factor under Item 3 D., revise to disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China- based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: As explained in the response to Comment 1 above, we respectfully submit that SPI does not meet the definition of “China-based issuer” as set forth in CF Disclosure Guidance: Topic No.10, and therefore, we do not believe that the disclosure requirements related to such China-based issuers are applicable to SPI.

4.	On page 3 and as separate risk factor under Item 3 D., revise to disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

RESPONSE: As explained in the response to Comment 1 above, we respectfully submit that SPI does not meet the definition of “China-based issuer” as set forth in CF Disclosure Guidance: Topic No.10 and therefore, we do not believe the disclosure requirements related to such China-based issuers are applicable to SPI.

5.	On page 3 and as a separate risk factor under Item 3 D., revise to provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle any amounts owed. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries to the parent company and U.S. investors.

RESPONSE: We respectfully advise the Staff that the disclosure on page 3 of the Amended 20-F has been revised to address this comment.

Cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer; Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries to the parent company and U.S. investors.

October 29, 2021

RESPONSE: SPI is a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, SPI conducts its operations with its operating subsidiaries domiciled in the United States, Japan, United Kingdom, Greece, Italy, Australia and Canada.

We may provide funding to our subsidiaries through capital contributions or loans, subject to the satisfaction of applicable government registration and approval requirements. We rely on dividends and other distributions from our subsidiaries to satisfy part of our liquidity requirement, which are not subject any restrictions and limitations.

As explained herein, we are not subject to any restrictions on cash transfer through our organization. We respectfully advise the Staff that the disclosure requirements related to a separate risk factor under Item 3 D of the Amendment 20-F are not applicable to SPI.

Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences.

RESPONSE: During 2020, SPI Group Holding Co., Ltd. (HK), a Hong Kong-based subsidiary of SPI, made capital injection to two of our U.S.-based subsidiaries, Solar Juice American Inc. and Phoenix Motor Inc. in the aggregate amount of $32 million, which was not subject to any tax consequences; a subsidiary of SPI based in Greece distributed dividends amounting to $0.27 million to its immediate holding company based in Cyprus, which is subject to dividend tax of 5% of total dividend distributed. Except for capital contributions and dividends, our subsidiaries may transfer fund to each other as short-term liquidity support. We have summarized the details of cross-border fund transfer among our subsidiaries during the years of 2020 and 2019:

From	To	Settlement Currency	2019	2020
			USD('000)
Cyprus	Hong Kong	EUR	203.06	1,388.39
Cyprus	Luxembourg	EUR	44.49	34.16
Cyprus	Greece	EUR	-	25.34
Cyprus	Malta	EUR	-	1,055.34
Greece	Cyprus	EUR	218.01	902.46
Greece	Hong Kong	EUR	489.29	605.28
Greece	US	EUR/USD	319.20	52.00
Hong Kong	Canada	USD	1,902.00	-
Hong Kong	Cyprus	EUR	1,022.76	-
Hong Kong	Hong Kong	USD	2,170.36	-
Hong Kong	Italy	EUR	33.37	-
Hong Kong	Luxembourg	EUR	1,112.30	-
Hong Kong	US	USD	10,041.47	39,538.99
Hong Kong	Malta	USD	-	325.24
Italy	Cyprus	EUR	264.50	337.84
Italy	Hong Kong	EUR	33.37	-
Italy	Hong Kong	USD	87.89	-
Italy	Luxembourg	EUR	146.82	-
Luxembourg	Cyprus	EUR	4,911.92	1,103.00
Luxembourg	Italy	EUR	5.56	27.55
Malta	Cyprus	EUR	2,018.82	-
Malta	Hong Kong	USD	-	799.56
Malta	US	USD	-	176.94
UK	Cyprus	EUR	150.16	-
UK	Hong Kong	USD/GBP	126.70	25.20
US	Canada	USD	1,603.57	134.05
US	Hong Kong	USD	9,042.81	36,266.11
US	Greece	USD	-	27.00
US	Malta	USD	-	0.03
Total			35,948.45	82,824.48

All the above-mentioned transfer were settled with currency other than RMB.

October 29, 2021

None of SPI’s subsidiaries has paid dividends or distributions the parent holding company ( SPI Energy Co., Ltd.) for the years ended December 31, 2018, 2019 and 2020. We (SPI) have never declared or paid dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain our available funds and any future earnings to operate and expand our business.

Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors

RESPONSE: We are not subject to any restrictions on foreign exchange and our ability to transfer cash between entities, across borders, and to U.S. investors. We have no operations in China, thus we are not subject to PRC regulations and restrictions on foreign exchange and capital transfer that provide for the requirements for the movement of capital in and out of the PRC. We have no operating subsidiary in the PRC, thus we are not subject to PRC regulations and restrictions on distributing dividends or making payments to parties outside of the PRC.

Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries to the parent company and U.S. investors.

RESPONSE: Under Cayman Islands law, we (SPI Energy Co., Ltd.) may only pay dividends out of our profits or share premium account subject to our ability to pay our debts as they fall due in the ordinary course of our business. Our ability to pay dividends may therefore depend on our ability to generate sufficient profits. In addition, as a holding company, we may rely principally on dividends and other distributions on equity paid by major subsidiaries, which are not subject to any restrictions and limitations.

6.	We note that your principal executive offices and your auditor are located in Hong Kong, China. Revise to disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

RESPONSE: We respectfully advise the Staff that additional disclosure on pages 37 of the Amended 20-F has been added to address this comment.

7.	On page 3 and as a separate risk factor under Item 3 D., revise to acknowledge that if the PRC government determines that your offshore corporate structure does not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

RESPONSE: As explained in the response to Comment 1 above, we respectfully submit that SPI does not meet the definition of “China-based issuer” as set forth in CF Disclosure Guidance: Topic No.10 and therefore, we do not believe that the disclosure requirements related to such China-based issuers are applicable to SPI.

8.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: As explained in the response to Comment 1 above, we respectfully submit that SPI does not meet the definition of “China-based issuer” as set forth in CF Disclosure Guidance: Topic No.10 and therefore, we do not believe that the disclosure requirements related to such China-based issuers are applicable to SPI.

9.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

October 29, 2021

RESPONSE: As explained in the response to Comment 1 above, we respectfully submit that SPI does not meet the definition of “China-based issuer” as set forth in CF Disclosure Guidance: Topic No.10 and therefore, we do not believe that the disclosure requirements related to such China-based issuers are applicable to SPI.

Notes to the Consolidated Financial Statements

Note 1. Description of Business and Organization, page F-9

10.	We note that you deconsolidated Sinsin Renewable Investment Limited (“Sinsin”) on January 1, 2017 and recorded the carrying amount of $69,606 thousand in investment in affiliate due to petitions filed that directly affected the Group’s ability to effectively control Sinsin and make any direct management decisions or have any direct impact on Sinsin’s polices, operations or assets without the agreement of Sinsin Group. However, we also note that judgement was made and that interim management consists of one member elected by the Group. Please provide us with your detailed accounting analysis of the transaction including how you determined deconsolidation and subsequent presentation of the Group’s investment in Sinsin at its carrying value was appropriate citing relevant GAAP. Please include a discussion of your voting power.

RESPONSE:

Question 1: accounting analysis on deconsolidation including discussion of your voting power.

Part 1: Background

Pursuant to a share sale and purchase agreement dated September 6, 2014 (“Sinsin SPA”), the Group, through our wholly owned subsidiary SPI China (HK) Limited (“SPI HK”), we acquired the 100% equity interest of Sinsin Renewable Investment Limited (“Sinsin”) from its former shareholders, Sinsin Europe Solar Asset Limited Partnership and Sinsin Solar Capital Limited Partnership (collectively, the “Sinsin Group”). The acquisition was consummated on December 1, 2014. Sinsin owns and operates four solar photovoltaic projects through four Greek companies (“4 SPVs”) in Greece with an aggregate capacity of 26.57 MW. In accordance with the Sinsin SPA, 70% of the acquisition price shall be paid in cash in four installments, while the remaining 30% has been settled by the transfer of Group’s shares to Sinsin Group. In addition, the shares of 4 SPVs which own the 26.57 MW projects were pledged in favor of Sinsin Group to secure the payment of the full acquisition price to Sinsin Group. Finally, pursuant to the Sinsin SPA, Sinsin Group undertook the obligation to appoint the Group as its EPC Contractor for solar photovoltaic projects of 360MW, which shall be developed by Sinsin Group internationally over a period of three years (the “360MW EPC Assignment Obligation”).

However, Sinsin Group failed to comply with the 360MW EPC Assignment Obligation and, as a result thereof, the Group ceased the payments of the last two installments of the acquisition price of $45.7 million (EUR 38 million. In March, 2016, the Group entered into a supplementary agreement with Sinsin Group (“Supplementary Agreement”) in order to extend the Group’s payment obligations of the outstanding consideration up to November 30, 2017.

Moreover, pursuant to the Supplementary Agreement: (a) Sinsin Group shall have rights to supervise and manage the bank accounts of Sinsin to ensure that all the electricity income be applied towards the repayments of any outstanding purchase consideration and (b) Sinsin Group shall support the Group in securing project financing for the above projects.

However, and despite the above obligation of Sinsin Group, the Group was not able to secure project finance and, as a result therefrom, the last two installments of the acquisition price were not paid to Sinsin Group.

Subsequent to the acquisition by the Group in 2014, Sinsin was managed by a board of directors which consisted of three members designated by the Group. Effective on July 1, 2015, Mr. Ye Dejun, who worked for Sinsin Group before the acquisition, joined the Group as CEO and was designated to be a director to replace a former director of Sinsin in December of 2015. In March of 2016, Mr. Ye resigned from his role as CEO of the Group and was appointed to the Group’s Board as a director and executive vice president of the Group. Subsequently, on October 9, 2017, Mr. Ye resigned from his position as a director of the Group. On December 19, 2017, at an Extraordinary General Meeting of the shareholders of Sinsin, a shareholder resolution was passed to remove Mr. Ye from the board of directors of Sinsin, and appoint a new director designated by the Group. As a result, Sinsin Group filed a petition before the Athens One-Member First Instance Court to suspend the force of the Extraordinary General Meeting resolution.

October 29, 2021

In November 2017, Sinsin Group alleged that the Group breached the Sinsin SPA and the Supplementary Agreement and attempted to exercise the pledge agreements and take control of the Greek project companies. The Group denied such allegations and responded that it is Sinsin Group the party who did not comply with its contractual obligations. Litigation and arbitration proceedings ensued in Greece and Malta. The Group filed a claim against Sinsin Group before the arbitration court in Malta requesting the award of circa $65 million (EUR 54 million) in damages (arising out of the breach of the 360MW EPC Assignment Obligation) and Sinsin Group filed a counterclaim against the Group requesting the payment of the outstanding purchase price.

Moreover, Sinsin Group’s petition to take control over the Greek project companies (and the funds that such project companies had in their bank accounts from the electricity income generated) was dismissed by the Athens One-Member First Instance Court in June 2018.

More particularly, the Athens One-Member First Instance Court issued a provisional measures decision on June 25, 2018, which appointed an interim management of the 4 SPVs , consisting of two members elected by Sinsin Group (Dejun Ye and Fan Yang) and one member elected by us (Hoong Khoeng Cheong), with the following, exclusively defined, competences: (a) to represent judicially and extra-judicially the 4 SPVs before any public authority and court, (b) to manage the bank accounts of the 4 SPVs, in order to, exclusively and solely, proceed with the payment of existing and current obligations of the 4 SPVs towards third parties, arising from their regular management (liabilities towards the State, employees, social security institutions, private creditors, banks), excluding the payment of any price of the shares that were transferred from Sinsin to SPI pursuant to the Sinsin SPA, (c) to collect the proceeds of the 4 SPVs, especially from selling electric energy from the photovoltaic parks of the 4 SPVs to the Operator of Electricity Market (“LAGIE”), which proceeds should be subsequently deposited to the bank accounts of the 4 SPVs, with the exclusive purpose being the payment of the above under element (b) obligations of the 4 SPVs (i.e., not for the payment of the purchase price of the shares transferred by Sinsin to SPI pursuant to the Sinsin SPA.)

As the date of this response, the legal dispute is still ongoing. On October 29, 2020, an arbitration decision was made, under which we shall pay the outstanding purchase price of $43.6 million (EUR 38 million), together with annum interest at 6% accruing from November 20, 2015 on half of the outstanding purchase price, and from June 30, 2016 on the remaining half of the outstanding purchase price to the date of final payment. We intended to vigorously pursue all legal remedies available to us, and no other updates need to be disclosed other than the disclosure included in Note 23 (b) Contingencies.

Part 2: Accounting treatment analysis.

In determining whether we have obtained control in accordance with ASC 805, entities should consider the effect of any minority rights.

ASC 810-10-25-2 states:

Paragraph 810-10-15-10(a)(1)(iv) explains that, in some instances, the powers of a shareholder with a majority voting interest to control the operations or assets of the investee are restricted in certain respects by approval or veto rights granted to the minority shareholder (referred to as minority rights). That paragraph also explains that, in paragraphs 810-10-25-2 through 25-14, the term minority shareholder refers to one or more minority shareholders. Paragraph 810-10-15-10(a)(1)(iv) explains that those minority rights may have little or no impact on the ability of a shareholder with a majority voting interest to control the investee’s operations or assets, or, alternatively, those rights may be so restrictive as to call into question whether control rests with the majority owner.

ASC 810-10-25-6 states, in part:

Some minority rights . . . allow the minority shareholder to participate in determining certain financial and operating decisions of the investee that are made in the ordinary course of business (referred to as participating rights).

October 29, 2021

ASC 810-10-25-11 states, in part:

Substantive participating rights . . . would overcome the presumption that the investor with a majority voting interest shall consolidate its investee [and thus not control for purposes of applying ASC 805]. The following list is illustrative of substantive participating rights, but is not necessarily all-inclusive:

a. Selecting, terminating, and setting the compensation of management responsible for implementing the investee’s policies and procedures

b. Establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business.

As discussed in the background above, Sinsin Group approves the use of funds and monitors the status of the bank accounts. The constitution of the interim management and the substantive operation of Sinsin may indicate that Sinsin Group have obtained substantive participating rights of Sinsin, by executing the operational and management function in the ordinary course of business, taking possession of the official seal, and implementing the policies, etc.

In view of above situations, we believe that we were unable to manage any funds or operations of Sinsin even if we had taken actions in early 2017. In addition, we had no access to or were unable to obtain sufficient financial information or operational documents during 2017 to direct Sinsin’s financial and operational decisions in the ordinary course of business.

Given the facts outlined above, we believe we don’t have the ability to effectively control Sinsin and make any direct management decisions or have any direct impact on Sinsin’s polices, operations or assets without the agreement of Sinsin Group. Therefore, we deconsolidated Sinsin as of January 1, 2017.

Question 2: accounting treatment for recording at carrying amount

We deconsolidated Sinsin as of January 1, 2017. The financial position of Sinsin as of the date of deconsolidation was as below (in thousands):

January 1, 2017
ASSETS
Restricted cash	$2,679
Accounts Receivable	3,594
Prepaid expenses and other current assets	4,000
Amount due from inter-group entities	7,817
Property, plant and equipment, net	55,458
Deferred tax assets	179
Total assets	$73,727

LIABILITIES
Accounts payable	$809
Income tax payable	243
Deferred tax liabilities	2,958
Other current liabilities	111
Total liabilities	$4,121

October 29, 2021

The investment of Sinsin are initially recorded as the net asset as of the date of deconsolidation amounting to $69.6 million and measured as cost. For detail analysis, please refer to the response for Comment 11 below.

11.	Please tell us what method you have used for accounting for the investment in affiliate of Sinsin after the deconsolidation and why you believe it is appropriate. In this regard, please explain why the balance in investment in affiliates has not changed since the initial recognition.

RESPONSE:

Question 1: subsequent measurement of the investment after the deconsolidation

ASC 320-10-15-3 states that,

Equity Method and Joint Ventures Topic applies to investments in common stock or in-substance common stock (or both common stock and in-substance common stock), including investments in common stock of corporate joint ventures (see paragraphs 323-10-15-13 through 15-19 for guidance on identifying in-substance common stock). Subsequent references in this Subtopic to common stock refer to both common stock and in-substance common stock that give the investor the ability to exercise significant influence (see paragraph 323-10-15-6) over operating and financial policies of an investee even though the investor holds 50% or less of the common stock or in-substance common stock (or both common stock and in-substance common stock).

ASC 320-10-15-6 states that,

ability to exercise significant influence over operating and financial policies of an investee may be indicated in several ways, including the following:

a. Representation on the board of directors

b. Participation in policy-making processes

c. Material intra-entity transactions

d. Interchange of managerial personnel

e. Technological dependency

f. Extent of ownership by an investor in relation to the concentration of other shareholdings (but substantial or majority ownership of the voting stock of an investee by another investor does not necessarily preclude the ability to exercise significant influence by the investor).

We still keep one member in the interim management that provides us with the ability to exercise some level of influence. However, according to the judgment of Sinsin Group's Injunction Petition against SPI with General Submission No. 8118/2018, which was issued on June 25, 2018, the board member elected by SPI cannot make any management decisions independently without the agreement of the two members from Sinsin Group. We do not have ability to participate independently in the actions through which to exercise the power to direct the activities Sinsin that most significantly affect Sinsin’s economic performance. We consider SPI does not have ability to exercise significant influence over the operating and financial policies of Sinsin, either to make any company polices, make any material intra-entity transactions or decide any personnel change of the management team.

October 29, 2021

As the original shareholder of the 4 SPVs, Sinsin Group also has enough technology basis in photovoltaic industry, SPI does not have any technological superiority compared to it.

For criteria f, there is no similar situation and this item is not applicable to the Company.

Based upon the analysis above, we concluded that SPI does not have the ability to exercise significant influence over operating and financial policies of Sinsin, so equity method does not apply to the investment in Sinsin. We carried at cost our investments in investees that did not have readily determinable fair value and over which we did not have significant influence, in accordance with ASC Subtopic 325-20, Investments-Other: Cost Method Investments, (“ASC 325-20”)

Question 2: why there is no change of the balance

Prior to adopting ASC 321, Investments-Equity Securities, on January 1, 2018, we only adjusted the carrying value of such investments for other-than-temporary decline in fair value and for distribution of earnings that exceed our share of earnings since our investment according to ASC 325-20. Our management regularly evaluated the impairment of equity investments without readily determinable fair value based on the performance and financial position of the investee as well as other evidence of market value. Such evaluation included, but was not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss was recognized in earnings equal to the excess of the investment’s cost over our fair value at the balance sheet date of the reporting period for which the assessment was made. The fair value would then become the new cost basis of the investment.

We have adopted ASC 321 since January 1, 2018 and there’s no financial effect of adopting the new standard. Pursuant to ASC 321, for equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures, (“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment, we have elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Pursuant to ASC 321, for equity investments that we elect to use the measurement alternative, we make a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net income equal to the difference between the carrying value and fair value.

ASC 321-10-35-3 states that,

At each reporting period, an entity that holds an equity security shall make a qualitative assessment considering impairment indicators to evaluate whether the investment is impaired. Impairment indicators that an entity considers include, but are not limited to, the following:

a. A significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee

b. A significant adverse change in the regulatory, economic, or technological environment of the investee

c. A significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates

d. A bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar investment for an amount less than the carrying amount of that investment

e. Factors that raise significant concerns about the investee’s ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants.

October 29, 2021

We have obtained annual financial statements of Sinsin audited by KPMG Certified Auditors S.A. Based on the financial statements, the net assets are$76,009k, $74,337k and $68,864k as of December 31 2020, 2019 and 2018 respectively; the net profits are approximately $1,600 k, $1,700k, $1,500k and $1,400k during the year of 2020, 2019, 2018 and 2017 respectively. The PV stations of 4 SPVs remained normal and stable operation in Greece. There’s no equity transactions or proposed equity transactions ever since the date of deconsolidation to the date of this reply. We did not notice any indicator of impairment, nor did we have an observable price for the investment. As no impairment was recognized, there is no change of the balance after deconsolidation.

Note 14. Short-term Borrowings and Long-term Borrowings, page F-31

12.	We note significant proceeds and repayments from line of credit and loans payable in your statements of cash flows. Please disclose the material terms of your lines of credit, including amounts available, interest rates, maturity dates, any collateral requirements, and any other material terms. Please also discuss how any financial covenants may restrict your ability to incur additional debt to finance uses in the next 12 months, if applicable. In addition, please file the agreements governing your line of credit. Refer to Item 601(b)(10)of Regulation S-K.

RESPONSE:

The significant proceeds and repayments from line of credit and loans payable in statements of cash flows represents the debtor finance of one of our subsidiary Solar Juice Pty ltd. The reason of large borrowings and repayments is the nature of the invoice discounting facility. All customers’ payments must be paid directly to Solar Juice Pty ltd.’s specific bank account maintained by Scottish Pacific Bank and then transfer to the bank as loan repayments. Solar Juice Pty ltd needs to draw most operational cash flow from the lines of credits.

In response to the Staff’s comment, the Company has revised the disclosed on page F-31(Note 14-Debtor Finance) of the Form 20-F.The agreement governing the line of credit has been concurrently filed with the SEC as Exhibit 4.85 to the Amended 20-F.

Note 15. Convertible Bonds

(1) 2014 and 2015 Convertible Promissory Note and Amendments, page F-32

13.	We note your disclosure that you defaulted the payment for the related outstanding convertible bonds of $35,000 thousand in June 2016 and that all of the conversion options of these convertible bonds expired. We also note from your disclosure on page 101 that you continue to negotiate settlement arrangements with the bondholders. Please disclose the maturity dates and expiration dates of these outstanding balances and tell us the terms of any updated settlement arrangements including if the holders have attempted any recourse for payment or conversion.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosed on page F-33(Note 15- Convertible Bonds) of the Form 20-F.

As of the date of this letter, we are still in the negotiations with the above mentioned bond holders and no updated settlement arrangements have been reached.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. If you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Giovanni Caruso at 212-407-4866, gcaruso@loeb.com. Thank you for your time and attention to this filing.

SPI ENERGY CO., LTD.

/s/Xiaofeng Peng
Name: Xiaofeng Peng
Title: Chief Executive Officer

cc: Giovanni Caruso, Esq.